UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Clearwater Analytics Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

185123106

(CUSIP Number)

September 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,828,717(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,828,717(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,828,717(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 25.0%(2)
12.	Type of Reporting Person (See Instructions) IN, HC

[1]

Excludes 7,320,768 shares of Class A common stock, par value $0.001 (the “Class A common stock”) of Clearwater Analytics Holdings, Inc. (the “Issuer”) issuable upon exchange of 7,320,768 Class A LLC Units (the “LLC Units”) of CWAN Holdings, LLC (“CWAN LLC”), together with an equivalent number of voting, non-economic Class B common stock, par value $0.001 (the “Class B common stock”) of the Issuer. At the election of the Issuer, exchanges of LLC Units, together with shares of Class B common stock, may be settled for an amount of cash equal to the fair market value of the relevant number of shares of Class A common stock, as calculated in accordance with the Third Amended and Restated Limited Liability Company Agreement of CWAN LLC (the “LLC Agreement”), rather than shares of Class A common stock, though only to the extent that Issuer has cash available at least equal to the cash price that was received pursuant to a contemporaneous public offering or private sale.

[2]

Based on 47,366,089 shares of Class A common stock as reported in the Issuer’s prospectus filed on September 27, 2021, giving effect to the issuance of shares by the Issuer in its initial public offering and the exercise by the underwriters of their option to purchase additional shares of Common Stock in connection with the Issuer’s initial public offering.

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,828,717(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,828,717(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,828,717(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 25.0%(2)
12.	Type of Reporting Person (See Instructions) IA, OO

[1]

Excludes 7,320,768 shares of Class A common stock of the Issuer issuable upon exchange of 7,320,768 LLC Units of CWAN LLC, together with an equivalent number of voting, non-economic Class B common stock. At the election of the Issuer, exchanges of LLC Units, together with shares of Class B common stock, may be settled for an amount of cash equal to the fair market value of the relevant number of shares of Class A common stock, as calculated in accordance with the LLC Agreement, rather than shares of Class A common stock, though only to the extent that Issuer has cash available at least equal to the cash price that was received pursuant to a contemporaneous public offering or private sale.

[2]

Based on 47,366,089 shares of Class A common stock as reported in the Issuer’s prospectus filed on September 27, 2021, giving effect to the issuance of shares by the Issuer in its initial public offering and the exercise by the underwriters of their option to purchase additional shares of Common Stock in connection with the Issuer’s initial public offering.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

Clearwater Analytics Holdings, Inc., a Delaware corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

777 W. Main Street, Suite 900 Boise, ID 83702

Item 2.

(a)	Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed jointly by each of Marc Stad and Dragoneer Investment Group, LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated October 12, 2021, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of the Reporting Persons is One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(c)	Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

(d)	Title of Class of Securities

Class A common stock, par value $0.001 per share (the “Class A common stock”)

(e)	CUSIP Number

185123106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the common stock.

Calculated DF Holdings, L.P., a Delaware limited partnership, is the direct holder of 8,828,717 shares of Class A common stock, which excludes 7,320,768 shares of Class A common stock of the Issuer issuable upon exchange of 7,320,768 Class A LLC Units (the “LLC Units”) of CWAN Holdings, LLC (“CWAN LLC”), together with an equivalent number of voting, non-economic Class B common stock, par value $0.001 (the “Class B common stock”) of the Issuer. At the election of the Issuer, exchanges of LLC Units, together with shares of Class B common stock, may be settled for an amount of cash equal to the fair market value of the relevant number of shares of Class A common stock, as calculated in accordance with the Third Amended and Restated Limited Liability Company Agreement of CWAN LLC, rather than shares of Class A common stock, though only to the extent that Issuer has cash available at least equal to the cash price that was received pursuant to a contemporaneous public offering or private sale.

As general partner of Calculated DF Holdings, L.P., Dragoneer CF GP, LLC, a Cayman limited liability company, may also be deemed to beneficially own the shares of Class A common stock.

Marc Stad is the sole member of Cardinal DIG CC, LLC and Dragoneer CF GP, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the common stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Calculated DF Holdings, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, greater than five percent of the outstanding common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 6.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2021

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, par value $0.001 per share, of Clearwater Analytics Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of October 12, 2021.

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer